Exhibit 99.1

Evogene Reports First Quarter 2014 Financial Results

Rehovot, Israel – May 7, 2014 – Evogene Ltd. (NYSE, TASE: EVGN), a leading plant genomics company specializing in enhancing crop productivity for the food, feed and biofuel industries, announced today its financial results for the quarter ended March 31, 2014.

Commenting on the results, Ofer Haviv, Evogene's President and CEO, stated: “The uniqueness of our company rests on the broadly applicable proprietary discovery and validation infrastructure that has provided - and continues to provide - the basis for each of our four product divisions. This integrated infrastructure was specifically designed to be both scalable and flexible in order to allow continuing integration of additional types of data and new computational capabilities as they are developed or become available. We believe that both our short and long term success will in large part be determined by our ability to utilize these powerful proprietary capabilities to meet key unmet needs in the food, feed, and fuel industries.”

Mr. Haviv continued, “This flexibility is being demonstrated as we now generate innovative solutions to an increasingly broad range of crops, traits and different end-products. More specifically, our announcement last week disclosing our entry into the field of insect resistance provides an excellent example of how our past investment in building this carefully designed discovery infrastructure is allowing us to advance rapidly and at relatively low costs, not only in our current areas of interest, but in new areas as well.”

Mr. Haviv added, “Also of note this past quarter is the agreement signed between our subsidiary Evofuel and SLC Agricola, our long term partner and one of Brazil’s largest agriculture businesses. The agreement sets the stage for the expected commercial introduction of our proprietary castor seed varieties in Brazil in 2016.”

Financial results for the quarter ended March 31, 2014:

Total Revenues include (i) research and development payments, including up-front payments, and (ii) share purchase related revenues.

(i) Revenues from research and development payments for the first quarter of 2014 were $3.8 million, compared to the same amount for the first quarter of 2013. These revenues include periodic payments for research and development services generated under the Company's various collaboration agreements with seed companies, as well as up-front payments made under the Company's agreements with collaborators, which are recognized as revenues over the duration of the relevant agreement.

(ii) The first quarter of 2013 and full year 2013 include $811 thousand and $2.6 million respectively of share purchase related revenues, compared with $82 thousand for the first quarter of 2014. This decline is a result of the required accounting treatment of share purchase agreements entered into with Monsanto and Bayer, as well as the put option agreement entered with Monsanto, in conjunction with the research and development collaboration agreements signed with these partners.

Cost of Revenues largely includes research and development expenses related to the support of the Company’s on-going activities under collaboration agreements with seed companies, all of which provide for future milestone and royalty revenues. Cost of revenues for the first quarter of 2014 was $2.6 million (including a non-cash expense of $181 thousand for amortization of share-based compensation), compared to $2.2 million (including a non-cash expense of $93 thousand for amortization of share-based compensation), for the same period in 2013.

Research and Development Expenses for the first quarter of 2014 were $2.7 million (including a non-cash expense of $196 thousand for amortization of share-based compensation), representing an increase of approximately 22% compared to $2.2 million (including a non-cash expense of $92 thousand for amortization of share-based compensation), for the same period in 2013. These expenses largely relate to self-funded activities primarily focused on the development of new computational genomics and validation technologies in support of both existing and new activities, such as the areas of Biotic Stress and Ag-chemicals. As stated above, research and development expenses do not include such expenses incurred in support of on-going collaborations which are accounted for as Cost of Revenues.

Business Development Expenses for the first quarter of 2014 were $374 thousand (including a non-cash expense of $100 thousand for amortization of share-based compensation) compared to $227 thousand (including a non-cash expense of $40 thousand for amortization of share-based compensation), for the same period in 2013. This increase reflects costs associated with the Company’s decision to establish dedicated Business Development capabilities within each of its four operating divisions.

General and Administrative Expenses for the first quarter of 2014 were $888 thousand (including a non-cash expense of $349 thousand for amortization of share-based compensation), compared to $555 thousand (including a non-cash expense of $99 thousand for amortization of share-based compensation), for the same period in 2013. In addition to the non-cash share-based compensation, this increase relates to continued growth in the Company’s operations and costs associated with being a publicly traded entity in the US.

Operating Loss for the first quarter of 2014 was $2.6 million, compared to an operating loss of $0.6 million for the same period in 2013. This increase is mainly attributable to the increase in self-funded research and development expenses, as described above.

Cash Position: As of March 31, 2014, Evogene had $123.6 million in cash, cash equivalents, short and long term bank deposits and marketable securities. Assuming regular course of business and no new revenue sources, such as additional collaborations, the Company estimates that its cash burn for calendar 2014 will be in the range of $15 to $18 million.

Conference call and webcast details:
Evogene management will host a conference call today at 09:30 am Eastern time, 16:30 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-888-668-9141, and participants from Israel and other countries are invited to access the call at 972-3-918-0609. A replay of the conference call will be available beginning at approximately 13:00 Eastern time, 20:00 Israel time today, and will be accessible through May 9, 2014.  US-based participants are invited to access the replay by dialing 1-888-782-4291, and participants from Israel and other countries are invited to access the replay at 972-3-925-5904. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

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About Evogene Ltd:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop quality, productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease), in key crops as corn, soybean, wheat and rice. In addition, Evogene has earlier stage operations in agriculture chemicals and seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: +972 54 22 88 039
karen.mazor@evogene.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of March 31,		As of December 31,
	2014	2013	2013
	Unaudited		Audited
CURRENT ASSETS:

Cash and cash equivalents	$14,858	$19,369	$95,454
Marketable securities	74,740	33,168	31,452
Short-term bank deposits	24,000	-	-
Trade receivables	1,876	1,957	1,913
Other receivables	1,031	920	733

	116,505	55,414	129,552
LONG-TERM ASSETS:

Long-term bank deposits	10,000	-	-
Long-term deposits	26	43	28
Plant, property and equipment, net	6,929	7,279	7,215
Long-term investment	471	365	471
Intangible assets, net	33	78	45

	17,459	7,765	7,759

	$133,964	$63,179	$137,311
CURRENT LIABILITES:

Trade payables	1,313	1,266	2,014
Other payables	3,405	2,224	4,363
Liabilities in respect of grants from the Chief Scientist	614	518	625
Deferred revenues and other advances	1,205	4,185	1,572

	6,537	8,193	8,574
LONG-TERM LIABILITES:

Liabilities in respect of grants from the Chief Scientist	2,718	3,005	3,008
Deferred revenues and other advances	762	3,433	963
Severance pay liability, net	19	11	19

	3,499	6,449	3,990
SHAREHOLDERS' EQUITY:

Ordinary shares of NIS 0.02 par value:
Authorized − 150,000,000 ordinary shares; Issued and outstanding – 24,985,455, 18,819,605 and 24,901,327 shares at March 31, 2014 and 2013 and December 31,2013, respectively	138	102	137
Share premium and other capital reserve	170,986	92,661	169,469
Put Option	-	(7,764)	-
Accumulated deficit	(47,196)	(36,462)	(44,859)

	123,928	48,537	124,747

	$133,964	$63,179	$137,311

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Three Months Ended March, 31		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited

Revenues:

Research and development payments, including up-front payments	$3,775	$3,805	$15,028
Share purchase related revenues	82	811	2,553

Total Revenues	3,857	4,616	17,581

Cost of revenues	2,563	2,230	10,114

Gross profit	1,294	2,386	7,467

Operating expenses:

Research and development	2,657	2,186	11,107
Business development	374	227	1,517
General and administrative	888	555	3,564

Total operating expenses	3,919	2,968	16,188

Operating loss	(2,625)	(582)	(8,721)

Financing income	650	459	1,179
Financing expenses	(362)	(358)	(1,336)

Net and Comprehensive loss	$(2,337)	$(481)	$(8,878)

Basic and diluted loss per share	$(0.094)	$(0.026)	$(0.45)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share Capital	Share Premium and other capital reserve	Accumulated Deficit	Total
		(Unaudited)

Balance as of January 1, 2014 (audited)	$137	$169,469	$(44,859)	$124,747
Total comprehensive loss	-	-	(2,337)	(2,337)
Exercise of options	1	691	-	692
Share-based compensation	-	826	-	826

Balance as of March 31, 2014	$138	$170,986	$(47,196)	$123,928

	Share Capital	Share Premium and other capital reserve	Put Option	Accumulated Deficit	Total
			(Unaudited)
Balance as of January 1, 2013 (audited)	$102	$91,902	$(7,764)	$(35,981)	$48,259

Total comprehensive loss	-	-	-	(481)	(481)
Exercise of options	*) -	435	-	-	435
Share-based compensation	-	324	-	-	324

Balance as of March 31, 2013	$102	$92,661	$(7,764)	$(36,462)	$48,537

*) Represent amount lower than $1 thousand

	Share Capital	Share Premium and other capital reserve	Put Option	Accumulated Deficit	Total
			(Audited)

Balance as of January 1, 2013	$102	$91,902	$(7,764)	$(35,981)	$48,259

Total comprehensive loss	-	-	-	(8,878)	(8,878)
Shares issued, net	32	76,764	-	-	76,796
Issuance and exercise of put options	-	(4,483)	7,764	-	3,281
Exercise of options	3	2,556	-	-	2,559
Share-based compensation	-	2,730	-	-	2,730

Balance as of December 31, 2013	$137	$169,469	$-	$(44,859)	$124,747

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March, 31		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited

Cash Flows from Operating Activities

Net loss	$(2,337)	$(481)	$(8,878)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	519	506	2,042
Share-based compensation	826	324	2,730
Net financing expenses (income)	91	(101)	157

	1,436	729	4,929

Changes in asset and liability items:

Decrease (increase) in trade receivables	37	(428)	(345)
Increase in other receivables	(298)	(269)	(81)
Decrease in prepaid expenses	2	-	15
Increase (decrease) in trade payables	(620)	(359)	292
Increase (decrease) in other payables	(958)	(927)	940
Increase in severance pay liability, net	-	-	8
Decrease in deferred revenues	(568)	(1,090)	(3,191)

	(2,405)	(3,073)	(2,362)

Cash received (paid) during the period for:

Interest received	83	38	1,041

Net cash used in operating activities	$(3,223)	$(2,787)	$(5,270)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March, 31		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited

Cash Flows from Investing Activities

Purchase of property, plant and equipment	$(303)	$(149)	$(1,613)

Proceeds from sale of marketable securities	4,337	6,377	18,157
Purchase of marketable securities	(47,846)	(8,578)	(19,444)
Investment in bank deposits	(34,000)	-	-

Net cash used in investing activities	$(77,812)	$(2,350)	$(2,900)

Cash Flows from Financing Activities

Proceeds from issuance of shares, net	$-	$-	$77,014
Proceeds from exercise of warrants and options	692	435	2,559
Proceeds from the Chief Scientist grants	-	82	348
Repayment of the Chief Scientist grants	(272)	(255)	(513)

Net cash provided by financing activities	$420	$262	$79,408

Exchange rate differences - cash and cash equivalent balances	19	(18)	(46)

Increase (decrease) in cash and cash equivalents	(80,596)	(4,893)	71,192

Cash and cash equivalents, beginning of the period	95,454	24,262	24,262

Cash and cash equivalents, end of the period	$14,858	$19,369	$95,454

Significant non-cash transactions

Acquisition of property, plant and equipment	$218	$325	$299

Long-term investment	$-	$365	$471

Issuance expenses	$-	$-	$218